VISION BROKERAGE SERVICES, L.L.C.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2017

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51966

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2016 (MM/DD/YY) AND ENDING JUNE 30, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VISION BROKERAGE SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 LONG RIDGE ROAD, 3 NORTH
(No. and Street)

STAMFORD	CT	06902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HOWARD ROTHMAN — (203) 388-2660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'CONNOR DAVIES, LLP
(Name – *if individual, state last, first, middle name*)

665 FIFTH AVENUE	NEW YORK	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, HOWARD ROTHMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VISION BROKERAGE SERVICES, LLC, as of JUNE 30, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER
Title

KRISTEN RIOLO
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kristen Riolo
My Commission Expires 04/30/2019
Notary Public
State of Connecticut

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of Connecticut
County of Fairfield
Subscribed and sworn to (or affirmed) before me on this 17 day of August, 17 by ID proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Vision Brokerage Services, L.L.C.

We have audited the accompanying statement of financial condition of Vision Brokerage Services, L.L.C. (the "Company") as of June 30, 2017, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of the Company as of June 30, 2017 in accordance with accounting principles generally accepted in the United States of America.

As more fully described in Notes 1 and 5 to the financial statements, the Company has material transactions with Vision Financial Markets LLC. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions between unrelated parties.

PKF O'Connor Davies, LLP

August 29, 2017

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

VISION BROKERAGE SERVICES, L.L.C.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2017

ASSETS

Cash and cash equivalents	$ 1,238,925
Due from broker	93,173
Prepaid expenses	42,609
Receivable from affiliate	939
Other receivables	18,844
TOTAL ASSETS	**$ 1,394,490**

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Accounts payable and accrued expenses	$ 36,934
Commissions and salaries payable	56,040
Other payables	500
Due to affiliate	34
Total liabilities	93,508
Members' Capital:	
Class A	918,660
Class B	382,322
Total members' capital	1,300,982
TOTAL LIABILITIES AND MEMBERS' CAPITAL	**$ 1,394,490**

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION

Vision Brokerage Services, L.L.C. (the "Company") was organized in the State of New York on June 22, 1999. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), the Municipal Securities Rulemaking Board (the "MSRB") and the Securities Investor Protection Corporation ("SIPC"). Also, the Company is registered to conduct securities business in all fifty states and Puerto Rico. The Company does not hold funds or securities for, or owe funds or securities to, customers. Any funds or securities received by the Company are promptly transmitted to its clearing broker, Vision Financial Markets LLC ("VFM"), an affiliate of the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

For purposes of the statements of financial condition and cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than three months and money market funds that are not held for sale in the ordinary course of business. The Company maintains its cash and cash equivalents at highly accredited financial institutions with balances that, at times, may exceed federally insured limits.

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities and the related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

The Company records securities transactions and commission revenue and related expenses on a settlement-date basis. The difference between settlement date and trade-date commissions was not material at June 30, 2017. The Company also receives commission income from the sale of direct investments which include: Variable Annuities, Non-traded Real Estate Investment Trusts (REITS), and Mutual Funds. The Company pays out a portion of the commissions to registered representatives. The Company's revenues included in commission income for the year ended June 30, 2017 consist of Agency Commission of $443,200, Mark-up/Mark-down Trades of $272,745, and Direct Investment Revenue of $537,913.

No federal, state or local income taxes have been provided on profits of the Company since the members are individually liable for the taxes on their share of the Company's income or loss.

The Company accounts for income taxes under the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*, which provides guidance related to the evaluation of uncertain tax positions. ASC 740 requires that management evaluate whether a tax position of the Company is "more-likely-than-not" to be sustained upon examination by the applicable taxing- authority, including resolutions of any related appeals or litigation process, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce members' capital.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Based on its analysis, management has concluded that no liability for unrecognized tax exposures should be recorded related to uncertain tax positions, including consideration of penalties and interest, for open tax years 2014, 2015, and 2016, or expected to be taken on the Company's 2017 tax returns. Management's conclusions regarding the Company's uncertain tax positions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. Management does not expect that the total amount of unrecognized tax benefit will materially change over the next twelve months.

FASB ASC 820 *Fair Value Measurement and Disclosure* bears no material effect on the financial statements as presented.

NOTE 3 - DUE FROM BROKER

For the year ended June 30, 2017, the Company's introduced customers' transactions were cleared through VFM pursuant to a clearing agreement. The amount shown on the statement of financial condition as due from broker consists of the following at June 30, 2017:

Net commissions receivable	$ 66,485
Good faith deposits	26,688
Total	$93,173

The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's introduced customers to satisfy their obligations in connection with their delivery versus payment for securities transactions.

As of June 30, 2017, there were no customer accounts with deficiencies that presented any significant risks.

NOTE 4 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. At June 30, 2017, the Company had net capital of $1,241,372 which was $1,141,372 in excess of its minimum requirement of $100,000.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing agreement with an affiliate that provides for payment to the affiliate for certain personnel services, sundries, occupancy and related costs ("Services and Facilities"). The Company and affiliate established a reasonable basis in determining the amount to be paid to the affiliate for Services and Facilities. Currently, the amount paid by the Company to the affiliate is $9,000 per month.

In July 2008, the Company entered into a clearing agreement with VFM whereby the Company introduces its customers to be carried, cleared and settled by VFM. For the year ended June 30, 2017, the Company earned $794,813 in net commissions from customer securities transactions, mark-up/mark-down trades, and certain direct investments introduced to VFM.

The Company received $210,000 from VFM for reimbursement of a regulatory fine as discussed in Note 7.

NOTE 6 - SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market ("Market Risk") or failures of the other parties to the transaction to perform ("Counterparty Risk") exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the Market and Counterparty Risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of June 30, 2017, there were no customer accounts having debit balances which presented any significant risks nor was there any significant exposure with any other transaction conducted with any other broker.

NOTE 7 - COMMITMENTS, CONTINGENCIES AND GUARANTEES

The Company had no lease or equipment rental commitments, no contingent liabilities, and had issued no guarantees, except as described in NOTE 3 at June 30, 2017.

In the normal course of business, the Company is subject to various lawsuits, including civil litigation, arbitration and reparation proceedings relating to its introduced customers' activities. During the year the Company consented to a regulatory finding regarding markups on bonds and related supervisory procedures that required a fine of $210,000 and restitution of approximately $89,000. The Company's affiliated clearing broker, which cleared and accounted for the subject transactions, assumed the full liability and provided the Company the funds to pay the fine to the regulator and paid the customers directly for the restitution. Management is of the opinion that the ultimate liability, if any, resulting from any pending actions or proceedings will not have a material effect on the financial position or results of operations of the Company.

NOTE 8 - SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date the financial statements were available, August 29, 2017, and there are no subsequent events requiring disclosure or recognition.